UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No.

    FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

    CLASS A COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

    31946M-10-3

(CUSIP Number)

David L. Ward, Jr.

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    August 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CARMEN HOLDING AMES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 691,898
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 27,866
10 SHARED DISPOSITIVE POWER 122,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.

This Statement relates to the Class A Common Stock, $1 par value per share (“Class A Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2.	Identity and Background.

This Statement is filed by CARMEN HOLDING AMES, whose business address is Post Office Box 29549, Raleigh, North Carolina 27626. Ms. Ames’ principal occupation is serving as a director of the Issuer and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are the same as those of the Issuer.

Ms. Ames became the beneficial owner of more than 5% of the Class A Common Stock upon her acquisition of voting power over 541,232 shares held by the Lewis R. Holding Trust (the “Trust”). The Trust was created by Lewis R. Holding, as grantor and initial trustee, under North Carolina law as a revocable trust under agreement dated February 10, 2005. Mr. Holding died on August 29, 2009. The trust agreement provides that, following Mr. Holding’s death, The Fidelity Bank will assume all duties and responsibilities as trustee and will be required to vote shares held by the Trust as directed by Ms. Ames while she is living. Ms. Ames is a contingent beneficiary of the Trust.

During the last five years, Ms. Ames (1) has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors), and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Ms. Ames is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Class A Common Stock which resulted in the filing of this Schedule 13D were acquired by the Trust by contribution from its grantor, Lewis R. Holding. Shares previously beneficially owned by Ms. Ames were acquired either by contribution from Lewis R. Holding, in the case of shares held by the other trusts listed in the table under Item 5 below, or, in the case of shares held by Ms. Ames directly or in trust for her children, by gift from Lewis R. Holding or from her personal funds.

Item 4.	Purpose of the Transaction.

As a director of the Issuer, Ms. Ames is involved in the setting of policy for the Issuer, and she participates with the Board of Directors in the consideration of and taking of action on significant corporate events involving the Issuer. However, the shares described in Item 5 below that are held personally by Ms. Ames or in trust for her children are held for investment purposes only. While Ms. Ames currently has no specific plans to acquire additional shares, she may do so in the future. Among other considerations, the timing and amounts of any purchases by her will be subject to market conditions, the price at which the Issuer’s common stock can be purchased, and her personal finances.

The shares of Class A Common Stock held by the Trust, the other two trusts and the foundation listed in the table under Item 5 below are held by those entities for investment purposes and to fulfill their dispositive or charitable purposes.

Item 5.	Interest in Securities of the Issuer.

Ms. Ames is, or may be deemed to be, the beneficial owner of an aggregate of 691,898 shares of Class A Common Stock, constituting 7.9% of the outstanding Class A Common Stock (based on a total of 8,756,778 shares outstanding as of September 21, 2009), as follows:

Number of Shares	Voting Power		Dispositive Power
	Sole	Shared	Sole	Shared	Manner in Which Shares are Held

25,129	25,129	-0-	25,129	-0-	Held by Ms. Ames individually
173	173	-0-	173	-0-	Held in trust for Ms. Ames’ son
284	284	-0-	284	-0-	Held in trust for MS. Ames’ daughter
541,232	541,232	-0-	-0-	-0-	Held by Lewis R. Holding Trust (1)
110,400	110,400	-0-	-0-	110,400	Held by North State Trust 1979 (2)
12,400	12,400	-0-	-0-	12,400	Held by North State Trust 1976 (2)
2,280	2,280	-0-	2,280	-0-	Held by the Lew H Foundation (3)

691,898	691,898	-0-	27,866	122,800

(1)	The trust agreement requires that the trustee vote the shares as directed by Ms. Ames if she is living, but provides that the trustee has sole power to dispose of the shares.
(2)	Ms. Ames currently is the sole income beneficiary of each of these trusts. The trust agreements require that the trustees vote the shares as directed by a majority of the income beneficiaries. Subject to the trustees’ prior approval, a majority of the income beneficiaries may direct the trustees to sell the shares. The trustees may not sell the shares without the prior approval of a majority of the income beneficiaries.
(3)	The Lew H Foundation is a North Carolina non-profit corporation organized under Section 501(c)(3) of the Internal Revenue Code. Ms. Ames currently serves as President and the sole director of that corporation.

Ms. Ames disclaims beneficial ownership of certain other shares of Class A Common Stock as described below.

(a)	The assets of the three trusts listed in the table above include shares of the capital stock of various other entities or their subsidiaries, including First Citizens Bancorporation, Inc. (12.7% of outstanding voting common stock), Southern BancShares (N.C.), Inc. (22.2% of outstanding common stock), Fidelity BancShares (N.C.), Inc. (5.9% of outstanding common stock), Twin States Farming, Inc. (1.8% of outstanding common stock), and Yadkin Valley Company (27.6% of outstanding common stock). Ms. Ames serves as an outside director of First Citizens Bancorporation, Inc. and Fidelity BancShares (N.C.), Inc. Those entities collectively hold an aggregate of 441,358 shares of Class A Common Stock. However, it is believed that neither the trusts nor Ms. Ames control those other entities, and Ms. Ames disclaims voting and dispositive power over the shares of Class A Common Stock held by those other entities.

(b)	In addition to the trusts listed in the table above, Ms. Ames is the beneficiary of the North State Trust 1990 which holds 294,040 shares of Class A Common Stock. Under the terms of the trust agreement, the trustees of that trust have sole voting and dispositive power over the shares held by the trust, and Ms. Ames disclaims voting and dispositive power over those shares.

(c)	Ms. Ames is one of five directors of the Robert P. Holding Foundation, Inc., a North Carolina non-profit corporation organized under Section 501(c)(3) of the Internal Revenue Code, which holds 64,441 shares of the Class A Common Stock. Ms. Ames disclaims voting and dispositive power over those shares.

(d)	Ms. Ames’ mother, Carolyn S. Holding, holds 48,963 shares of Class A Common Stock. Ms. Ames disclaims voting and dispositive power over those shares.

Neither Ms. Ames, nor any of the entities listed in the table above, have effected any transactions in Class A Common Stock during the 60 days preceding the date of the event requiring the filing of this Schedule 13D.

Ms. Ames has the sole right to receive, or the power to direct receipt of, dividends from or the proceeds from the sale of the shares of Class A Common Stock held by her directly. Her children have the right to receive dividends from or the proceeds from the sale of the shares held in trust for them. The Trust, the North State Trust 1976, the North State Trust 1979 (through their respective trustees), and the Lew H Foundation, have the right to receive, or the power to direct receipt of, dividends from or the proceeds from the sale of the shares they hold.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in footnotes to the table under Item 5 above, Ms. Ames has the power to direct the voting of the shares of Class A Common Stock held by the Trust, the North State Trust 1976 and the North State Trust 1979.

The assets of those three trusts also include an aggregate of 93,906 shares of the Issuer’s Class B Common Stock. As described in footnotes to the table under Item 5 above, Ms. Ames has the power to direct the voting of shares held by those trusts. Also, in the case of the shares of Class B Common Stock held by the North State Trust 1976 and the North State Trust 1979, subject to the prior approval of the trustees, Ms. Ames may direct the trustees to sell those shares, and the trustees may not sell the shares without Ms. Ames’ prior approval.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2009	/S/ CARMEN HOLDING AMES
Carmen Holding Ames